

May 23, 2014

Via E-Mail
Mahmud Haq
Chief Executive Officer
Medical Transcription Billing, Corp.
7 Clyde Road
Somerset, New Jersey 08873

> **Re: Medical Transcription Billing, Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on May 8, 2014**
> **File No. 333-192989**

Dear Mr. Haq:

We have reviewed your amended registration statement and response letter dated May 7, 2014, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated May 2, 2014.

Risk Factors

"In prior acquisitions, we have encountered difficulties in retaining …," page 13

1.   Please expand this risk factor to include the information you provided in response to prior comment 10.

Prospectus Summary, page 2

2.   Please disclose the percentage of your common stock that, upon completion of the offering, will be held by directors, executive officers and principal stockholders. Also, briefly identify any corresponding risks to investors.

"The healthcare industry is heavily regulated …," page 25

3.   In the context of discussing regulatory risks, you explain that the fee structure you utilize predominates in the medical billing industry. This mitigating disclosure is inappropriate in the context of the risk factor discussion. Please revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 74

4.   You state that you have obtained a support letter from Mahmud Haq, our Chief Executive Officer, pursuant to which he has notified you of his intent and ability to provide you with up to $400,000 in the form of equity or a loan. Yet the agreement with your CEO filed as exhibit 10.10, does not provide a specific dollar amount. Please advise.

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2013 and 2012

13. Income Taxes, page F-24

5.   We note your disclosure that for state tax purposes, the Company's Pakistan earnings generally are not taxed. As a result, the Company has reported cumulative losses at the state level for the last three years. However, we note that you have recorded state tax expense of $41,714 for the year ended December 31, 2013. Please clarify the nature of this tax expense, and revise your disclosure accordingly. Further, we note your disclosure that it is more likely than not that you will not be able to utilize your state deferred tax assets, and a valuation allowance has been recorded against all state deferred tax assets as of December 31, 2013. We note that the valuation allowance against your state operating loss carry forwards is $82,000. However, we note that your deferred tax asset relating to your state operating loss carry forwards is only $17,000. Please reconcile these amounts and revise your disclosures accordingly.

Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014 and 2013

Notes to Consolidated Financial Statements as of and for the Three Months Ended March 31, 2014

10. Income Taxes

6.   We note your disclosure that because a relatively small change in your projected pre-tax income (loss) could result in a volatile annual effective rate, you used a discrete tax approach in calculating the tax benefit for the three months ended March 31, 2014. Please clarify the authoritative literature you are relying on in following this approach. In this regard, your rationale does not appear to meet the conditions of ASC 740-270-30-36(b) allowing for exclusion of a jurisdiction from the overall computation of the estimated annual effective tax rate. If you are asserting that you are unable to estimate an annual effective tax rate in a foreign jurisdiction in dollars, or you are otherwise unable to make a reliable estimate of your ordinary income or loss, or the related tax or benefit, please clarify why you are unable to make these estimates and revise your disclosures accordingly. Please also clarify the factors that have changed from your previous interim

reporting periods. Further, tell us how you considered the provisions of ASC 740-270-30-17 which require that an estimated annual effective tax rate be applied to the portion of ordinary income and the related tax that can be reliably estimated. **[**

Exhibits

7.   Please include an updated consent from your independent registered public accounting firm.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian *for*

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        Zev M. Bomrind
        Fox Rothschild LLP